SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunker
Lisa M. Wharton

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Signal Securities, Inc.:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signal Securities, Inc. (the Company) as of December 31, 2020, the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Signal Securities, Inc.'s management. Our responsibility is to express an opinion on Signal Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to Signal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-[illegible]

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net
Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5
under the Securities Exchange Act of 1934 has been subjected to audit
procedures performed in conjunction with the audit of Signal Securities,
Inc.'s financial statements. The supplemental information is the
responsibility of Signal Securities Inc.'s management.  Our audit procedures
included determining whether the supplemental information reconciles to the
financial statements or the underlying accounting and other records, as
applicable, and performing procedures to test the completeness and accuracy
of the information presented in the supplemental information. In forming our
opinion on the supplemental information, we evaluated whether the
supplemental information, including its form and content, is presented in
conformity with 17 C.F.R. 240.17a-5.  In our opinion, Schedule I Computation
of Net Capital is fairly stated, in all material respects, in relation to
the financial statements as a whole.

*Rhodes Orick Patyk & Company*

We have served as the Company's auditor since 1995.

Arlington, Texas
February 24, 2021

# SIGNAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2020

### ASSETS

| | | |
|---|---|---:|
| CURRENT ASSETS: | | |
| Cash | $ | 971,011 |
| Restricted cash | | 238,453 |
| Clearing deposit and money market | | 116,931 |
| Receivable from dealers | | 169,257 |
| Other assets | | 6,662 |
| Total current assets | | 1,502,314 |
| PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2) | | 10,595 |
| OPERATING RIGHT-OF-USE LEASE | | 179,669 |
| Total Assets | $ | 1,692,578 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| CURRENT LIABILITIES: | | |
| Accrued commissions payable | $ | 370,664 |
| Accounts payable and accrued liabilities | | 296,087 |
| Total current liabilities | | 666,751 |
| LONG-TERM LIABILITIES: | | |
| Operating right-of-use lease | | 179,669 |
| Subordinated loan from a related party (Note 5) | | 250,000 |
| Paycheck Protection Program loan (Note 6) | | 145,800 |
| Total long-term liabilities | | 575,469 |
| COMMITMENTS AND CONTINGENCIES (Note 10) | | |
| STOCKHOLDERS' EQUITY (Notes 8 and 9) | | |
| Common stock, par value $1 per share, 100,000 shares authorized, 35,000 shares issued and outstanding | | 35,000 |
| Additional paid-in capital | | 369,226 |
| Retained earnings | | 46,132 |
| Total stockholders' equity | | 450,358 |
| Total Liabilities And Stockholders' Equity | $ | 1,692,578 |

The accompanying notes are an integral part
of these financial statements

-3-

# SIGNAL SECURITIES, INC.

## STATEMENT OF INCOME (LOSS)
## FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:

| | | |
|---|---|---|
| Commissions income | $ | 2,783,222 |
| Management fees | | 3,022,867 |
| Interest income | | 2,477 |
| Other income | | 58,532 |
| Total revenues | | 5,867,098 |

EXPENSES:

| | | |
|---|---|---|
| Commissions expense | | 4,183,525 |
| Regulatory fees | | 22,292 |
| Operating overhead | | 1,689,615 |
| Interest expense | | 12,500 |
| Clearing charges | | 41,324 |
| Total expenses | | 5,949,256 |
| NET (LOSS) | $ | (82,158) |

The accompanying notes are an integral part
of these financial statements

# SIGNAL SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2020

|  | Common Stock Shares | Amount | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|---|
| BALANCE AT DECEMBER 31, 2019 | 25,000 | $25,000 | $79,226 | $ 128,290 |
| STOCK ISSUANCE | 10,000 | 10,000 | 290,000 | - |
| NET (LOSS) | - | - | - | (82,158) |
| STOCKHOLDER DISTRIBUTIONS | - | - | - | - |
| BALANCE AT DECEMBER 31, 2020 | 35,000 | $35,000 | $369,226 | $ 46,132 |

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Total Satisfactory Subordinated Debt | Equity Capital |
|---|---|---|
| TOTAL SUBORDINATED BORROWINGS AS PREVIOUSLY REPORTED | $ 250,000 | $ 0 |
| INCREASES | | |
| Amendment to Previously Approved Subordinated Loan- Maturity Date Ext to 5/31/23 | 0 | 250,000 |
| DECREASES | 0 | 0 |
| BALANCE | $ 250,000 | $ 250,000 |

The accompanying notes are an integral part of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---:|---:|
| Net (loss) | $ | (82,158) |
| Adjustment to reconcile net (loss) to net cash used in operating activities | | |
| Depreciation expense | | 6,486 |
| Decrease in restricted cash | | 269,048 |
| Decrease in receivable from dealers | | 23,761 |
| Decrease in prepaid assets | | 2,817 |
| (Decrease) in accrued commission | | (32,859) |
| (Decrease) in accounts payable and accrued liabilities | | (268,353) |
| NET CASH (USED IN) OPERATING ACTIVITIES | | (81,258) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Increase in clearing deposit and money market | | (2,412) |
| NET CASH (USED IN) INVESTING ACTIVITIES | | (2,412) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Stock issued for cash | | 300,000 |
| Paycheck Protection Program loan | | 145,800 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 445,800 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 362,130 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 608,881 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 971,011 |

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer.  The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment -

Property and equipment are carried at cost.  The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

| Assets | Estimated Useful Lives |
|---|---|
| Machinery and Equipment | 7 years |
| Furniture and Fixtures | 7 years |
| Data Processing Equipment | 5 years |
| Leasehold improvements | 10 years |

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal corporate income taxes on its taxable income.  Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expensed as incurred.  Advertising costs for the year ended December 31, 2020 were $3,974.

Compensated absences –

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers –

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities –

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)    PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

| | |
|---|---|
| Machinery and Equipment | $ 21,815 |
| Furniture and Fixtures | 29,205 |
| Data Processing Equipment | 81,539 |
| Leasehold improvements | 3,212 |
| | 135,771 |
| Less accumulated depreciation | (125,176) |
| | $ 10,595 |

Depreciation expense for property and equipment for the year ended December 31, 2020, was $6,486.

(3)    PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participants' total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $27,200 for the year ended December 31, 2020. For the year ended December 31, 2020, the Company's discretionary and safe harbor contribution to the trust totaled $54,400. The Company has accrued this contribution as a liability on its financial statements.

(4)    REVENUE FROM CONTRACTS WITH CUSTOMERS:

Investment Advisory Fees –

The Company earns investment advisory fees from its contracts with customers to provide asset management and financial planning services. Management fees for the majority of the Company's customers are assessed quarterly in advance of service based on the account valuation on the last day of the preceding calendar quarter. Quarterly fees collected in advance are recognized as revenue in monthly, one-third increments as they are earned by the advisers. Occasionally, management fees for customers are assessed in arrears at the end of each quarter of service based on the account valuation on the last day of the quarter.  Quarterly fees collected in arrears are recognized as revenue in total at the time that the payment is received. The Company may contract with a customer to charge a flat fee for the creation of a financial plan or asset review.  Fees collected for financial planning are recognized at the time when the services are rendered.

Introducing Broker/Dealer Revenue from Clearing Firm –

The Company earns commissions and fees from transactions effected in customer accounts at the Company's clearing firm, Hilltop Securities. Clearing firm revenue is recognized monthly by the Company upon receipt of a month-end correspondent settlement.

Brokerage and Insurance Commissions and Fees –

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual fund and insurance companies is recognized in the period the income was earned.

REIT and Limited Partnership Sales on the Secondary Market –

The Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers".  All fees and commission pertaining to a trade are recognized as revenue at the time that the trade closes and the funds are transferred to the Company's operating account.

(5)    SUBORDINATED LOAN FROM A RELATED PARTY:

During March 2020, the Company requested approval from FINRA for an extension to an existing Subordinated Loan Agreement involving one of its shareholders.  On March 30,2020 FINRA approved a three-year extension to the agreement, providing for a new loan expiration date of May 31, 2023. Subsequent to FINRA's approval of the extension, the Company has treated the subordinated loan as equity subordination on FOCUS report filings, since it now satisfies the requirements for this classification.

(6)    PAYCHECK PROTECTION PROGRAM LOAN:

On April 28, 2020, the Company received loan proceeds in the amount of $145,800 under the Paycheck Protection Program ("PPP").  The PPP, established by Section 1106(b) of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act"), provides for loans to qualifying businesses for amounts up to 2.5 times their average monthly payroll expenses. The loans and accrued interest are forgivable after 8 or 24 weeks (covered period) as long as the borrower uses the loan proceeds for eligible purposes (including payroll, benefits, rent and utilities) and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 8- or 24-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, the Company cannot be assured that the actions taken will cause the Company to be eligible for forgiveness of the loan, in whole or in part.  The Company has submitted the application to the SBA for forgiveness of the PPP loan, but has not received notification as of this date that the loan has been forgiven.

The Company has included the PPP loan as a long-term liability on its financial statements.  Per FINRA guidance, the Company has added the Forgivable Expense Amount back to net capital during and following the covered period to the extent that the Company is able to demonstrate that its recorded expenses for the costs and payments constitute a Forgivable Expense Amount.  The Company has created and retained documentation of the basis of the add-back, including a record of its computation of the Forgivable Expense Amount, a record of the costs and payments making up that amount, and a record of its estimate of any limits under Section 1106(d) with the basis for such estimate.

(7)    SUBSEQUENT EVENTS:

    The Company evaluated subsequent events after the statement of financial condition date of December 31, 2020 through February 25, 2021, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(8)    NET CAPITAL REQUIREMENTS:

    The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital.  This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group.  At December 31, 2020, the Company has net capital of $803,217, which is in excess of its required net capital.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020
(CONTINUED)

(9)     FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2020, Focus Report Part II are as follows:

|  | Per Accompanying Financial Statement | Per Focus | Difference |
|---|---|---|---|
| Cash | $ 1,326,395 | $ 1,326,395 | $        0 |
| Receivable from dealers and securities | 169,257 | 169,257 | 0 |
| Other assets | 6,662 | 6,662 | 0 |
| Property and equipment, net | 10,595 | 190,264 | (179,669) |
| Operating right-of-use lease | 179,669 | 0 | 179,669 |
| Accounts payable, accrued liabilities, expenses and other payables | 666,751 | 992,220 | 325,469 |
| Operating right-of-use liability | 179,669 | 0 | (179,669) |
| Paycheck Protection Program loan | 145,800 | 0 | (145,800) |
| Liabilities subordinated to claims of general creditors | 250,000 | 250,000 | 0 |
| Stockholders' Equity | 450,358 | 450,358 | 0 |
|  |  |  | $        0 |

(10)    COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease.  The existing lease has a term of 6 years with a commencement date of January 1, 2017.  The lease will expire December 31, 2022. On April 1, 2019, in compliance with FINRA Regulatory Notice 19-08, a right-of-use asset and operating lease liability were recorded pertaining to this office lease.  As this lease does not provide an implicit interest rate, the Company utilized a 5.5% discount rate to determine the lease liability. The lease was recorded as an asset and a liability in the amount of $336,880. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense for the right-of-use asset for the year ended 2020 was $89,835.

At December 31, 2020, the Company had settled the arbitration case reported in the financial statements for the year ended December 31, 2019. The settlement payments have been recorded in the operating overhead in the Statement of Income (Loss).

# SIGNAL SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2020

### SCHEDULE I

### NET CAPITAL

| | |
|---|---|
| TOTAL STOCKHOLDERS' EQUITY | $ 450,358 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 250,000 |
| OTHER ALLOWABLE CREDITS | 145,800 |
| OTHER DEDUCTIONS | (42,941) |
| NET CAPITAL BEFORE HAIRCUTS | 803,217 |
| HAIRCUTS ON SECURITIES | 0 |
| NET CAPITAL | $ 803,217 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 666,751 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 666,751 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

| | |
|---|---|
| Greater of 6 2/3% of Aggregate Indebtedness | $ 44,450 |
| or | |
| Minimum Dollar Net Capital | 100,000 |
| Minimum Net Capital Required | $ 100,000 |

| | |
|---|---|
| Ratio: | |
| Aggregate Indebtedness to Net Capital | 0.83 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2020)

| | |
|---|---|
| Net Capital as Reported in Company's Part II Focus Report | $ 803,217 |
| Adjustments | 0 |
| Net Capital Per Above | $ 803,217 |

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Signal Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Signal Securities, Inc., and the SIPC, solely to assist you and SIPC in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Signal Securities, Inc.'s management is responsible for its SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2170 West Interstate 20 • Arlington Texas 76017 • 817-274-1700 • FAX 817-261-3119

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Signal Securities, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Signal Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osick Patyk & Company

February 24, 2021

# SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| GENERAL ASSESSMENT | $ | 1,226 |
| LESS PAYMENT MADE 7/22/20 WITH SIPC-6 | | (576) |
| ASSESSMENT BALANCE DUE | $ | 650 |
| ASSESSMENT PAID WITH FORM SIPC-7 | $ | 650 |


DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

|  | | 12/31/20 |
|---|---|---|
| TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9 | $ | 5,867,098 |
| TOTAL ADDITIONS | | 0 |

DEDUCTIONS:

| | |
|---|---|
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products | 5,004,914 |
| Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions | 41,324 |
| 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 758 |
| Other revenue not related either directly or indirectly to the securities business | 0 |
| Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts | 2,477 |

| | | |
|---|---|---|
| TOTAL DEDUCTIONS | | 5,049,473 |
| SIPC NET OPERATING REVENUE | $ | 817,625 |
| GENERAL ASSESSMENT @ .0015 | $ | 1,226 |

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15c 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

*Rhodes Osiek Patyk & Company*

Arlington, Texas

February 24, 2021

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2020 without exception.

Signal Securities, Inc.

I, Christopher Snow, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]



Date: 2-25-2021

Title: Chief Executive Officer